CUSIP No. 60688N102	13D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MiX Telematics Limited
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

60688N102
(CUSIP Number)

Marjorie Sybul Adams, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020
(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688N102	13D

1	Name of Reporting Person Robin Frew
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,856,886(1)
	8	Shared Voting Power 60,410,880(2)
	9	Sole Dispositive Power 26,856,886(1)
	10	Shared Dispositive Power 60,410,880(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,267,766(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.52%(3)
14	Type of Reporting Person IN

(1)	Includes (i) 799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited, over which Mr. Frew has full voting and investment power, (ii) 2,637,040 ordinary shares held by Thynk Capital Proprietary Limited, over which Mr. Frew has full voting and investment power and (iii) 23,420,480 ordinary shares previously held by the GAF Trust, received in an off-market distribution following the trustees’ decision to unwind the trust and the distribution by the trust on May 28, 2019 of its ownership of 70,261,440 ordinary shares to its underlying beneficiaries, one of whom was Robin Frew. Excludes 46,840,960 ordinary shares owned by Robin Frew’s family members who were also beneficiaries of the GAF Trust’s distribution.
(2)	Represents 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of the three trustees of the Masalini Trust (Robin Frew, Philip Kilroe and Juanita Lou Koster).
(3)	Based on 601,018,597 ordinary shares outstanding as of July 24, 2020, based on the Issuer’s most recent Quarterly Report on Form 10-Q.

1	Name of Reporting Person Masalini Capital Proprietary Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 60,410,880(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 60,410,880(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,410,880(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.05%(2)
14	Type of Reporting Person CO

(1)	Represents 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of the three trustees of the Masalini Trust (Robin Frew, Philip Kilroe and Juanita Lou Koster).
(2)	Based on 601,018,597 ordinary shares outstanding as of July 24, 2020, based on the Issuer’s most recent Quarterly Report on Form 10-Q.

1	Name of Reporting Person Masalini Trust
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 60,410,880(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 60,410,880(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,410,880(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.05%(2)
14	Type of Reporting Person OO

(1)	Represents 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of the three trustees of the Masalini Trust (Robin Frew, Philip Kilroe and Juanita Lou Koster).
(2)	Based on 601,018,597 ordinary shares outstanding as of July 24, 2020, based on the Issuer’s most recent Quarterly Report on Form 10-Q.

Robin Frew, Masalini Capital Proprietary Limited and the Robin Frew Family Trust (now known as the Masalini Trust) (collectively, the “Reporting Persons”) jointly filed a Schedule 13G on February 20, 2014 under Rule 13d-1(d) (the “Original Schedule 13G”) reporting the Reporting Persons’ beneficial ownership of ordinary shares of MiX Telematics Limited (the “Issuer”) held by the Reporting Persons and which were acquired prior to the initial public offering of the Issuer. This Schedule 13D is being filed to reflect the acquisition by Mr. Frew of over 2% of the ordinary shares of the Issuer within the preceding 12 months as a result of a distribution by the GAF Trust on May 28, 2019, as described below, and, therefore, the Reporting Persons are reporting their entire beneficial ownership on Schedule 13D rather than Schedule 13G.

Item 1:	Security and Issuer

This Schedule 13D relates to ordinary shares, no par value, of the Issuer, having its principal executive offices at Howick Close, Waterfall Park, Midrand, South Africa 1686.

Item 2:	Identity and Background

This Schedule 13D is filed on behalf of:

(i)	Robin Frew, a citizen of the Republic of South Africa and Chief Executive Officer and Managing Director of Masalini Capital Proprietary Limited, having his principal business address at Postnet Suite 1, Private Bag X7, Muizenberg, Cape Town, South Africa 7950.

(ii)	Masalini Capital Proprietary Limited, a corporation organized under the laws of the Republic of South Africa, having its principal business address at Postnet Suite 1, Private Bag X7, Muizenberg, Cape Town, South Africa 7950. The principal business of Masalini Capital Proprietary Limited is asset management.

(iii)	The Masalini Trust, a trust organized under the laws of the Republic of South Africa, having its principal business address at Postnet Suite 1, Private Bag X7, Muizenberg, Cape Town, South Africa 7950. The principal business of the Masalini Trust is holding certain assets in trust for its beneficiaries.

None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:	Source and Amount of Funds or Other Consideration

On May 28, 2019, the GAF Trust, following the trustees’ decision to unwind the trust, distributed the shares to its underlying beneficiaries. As one of these beneficiaries, Robin Frew received 23,420,480 ordinary shares of the Issuer. As reported in the Original Schedule 13G, the remaining ordinary shares beneficially owned by the Reporting Persons were acquired prior to the Issuer’s registration under Section 12 of the Act.

Item 4:	Purpose of Transaction

The ordinary shares that are beneficially owned by the Reporting Persons, as reported herein and as first reported in the Original Schedule 13G, were acquired for investment purposes.

On May 28, 2019, following the decision of the trustees of the GAF Trust to unwind the trust, 70,261,440 ordinary shares of the Issuer were distributed in an off-market distribution, such that 23,420,480 ordinary shares of the Issuer were distributed to each of the GAF Trust’s three underlying beneficiaries, one of whom was Robin Frew. This Schedule 13D is being filed to reflect the acquisition by Mr. Frew of over 2% of the ordinary shares of the Issuer within the preceding 12 months as a result of the aforementioned distribution, and, therefore, the Reporting Persons are reporting their entire beneficial ownership on Schedule 13D rather than Schedule 13G.

The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer beneficially owned by them, based on market conditions and other factors they may deem relevant. The Reporting Persons may engage from time to time in ordinary course transactions, including entering into margin loans, with financial institutions with respect to the securities described herein. The Reporting Persons reserve the right in the future to engage in any hedging or similar transactions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5:	Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned*
Robin Frew	26,856,886	(1)	60,410,880	(2)	87,267,766	(1)(2)	14.52%
Masalini Capital Proprietary Limited	0		60,410,880	(2)	60,410,880	(2)	10.05%
Masalini Trust	0		60,410,880	(2)	60,410,880	(2)	10.05%

*	Based on 601,018,597 ordinary shares outstanding as of July 24, 2020, based on the Issuer’s most recent Quarterly Report on Form 10-Q.
(1)	Includes (i) 799,366 ordinary shares held by Masalini Investments No. 3 Proprietary Limited, over which Mr. Frew has full voting and investment power, (ii) 2,637,040 ordinary shares held by Thynk Capital Proprietary Limited, over which Mr. Frew has full voting and investment power and (iii) 23,420,480 ordinary shares previously held by the GAF Trust, received in an off-market distribution following the trustees’ decision to unwind the trust and the distribution by the trust on May 28, 2019 of its ownership of 70,261,440 ordinary shares to its underlying beneficiaries, one of whom was Robin Frew. Excludes 46,840,960 ordinary shares owned by Robin Frew’s family members who were also beneficiaries of the GAF Trust’s distribution.
(2)	Represents 60,410,880 ordinary shares held by Masalini Capital Proprietary Limited. Masalini Capital Proprietary Limited is 100% owned by the Masalini Trust (previously known as the Robin Frew Family Trust), of which Robin Frew is one of three trustees and a beneficiary. Voting and investment power over the ordinary shares held by Masalini Capital Proprietary Limited is exercised by majority consent of the three trustees of the Masalini Trust (Robin Frew, Philip Kilroe and Juanita Lou Koster).

(c)       The Reporting Persons have not transacted in any ordinary shares of the Issuer in the last 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7:	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of September 21, 2020, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 21, 2020

/s/ Robin Frew
Name: Robin Frew

MASALINI CAPITAL PROPRIETARY LIMITED

by
/s/ Robin Frew
Name: Robin Frew
Title: Director

MASALINI TRUST

by
/s/ Robin Frew
Name: Robin Frew
Title: Trustee